Exhibit 12.1
AmerisourceBergen Corporation
Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended September 30,
(in thousands, except ratios)	2006	2007	2008	2009	2010
Determination of earnings:
Income from continuing operations before income taxes	$684,807	$753,489	$761,338	$824,074	$1,027,769
Add:
(Income) loss on equity investments	(1,837)	779	—	1,109	700
Fixed charges (excluding capitalized interest)	76,510	87,024	85,278	72,915	84,059
Amortization of capitalized interest	271	820	1,014	1,024	1,098

Total earnings available for fixed charges	759,751	842,112	847,630	899,122	1,113,626

Fixed charges:
Interest expense	$65,874	$75,706	$75,153	$63,502	$74,805
Capitalized interest	2,176	49	748	2,984	6,618
Estimated interest portion of rent expense	10,636	11,318	10,125	9,413	9,254

Total fixed charges	$78,686	$87,073	$86,026	$75,899	$90,677

Ratio of earnings to fixed charges	9.7	9.7	9.9	11.8	12.3